UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31423J 102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,184,152(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,184,152(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,184,152(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON HC, CO

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3).

(2)	Consists of 11,028,151 shares held directly by B. Riley Principal Investments, LLC (“BRPI”). BRPI is the managing member of B. Riley 150 Sponsor Co. LLC (“Sponsor”) and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,849 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 10-Q filed on November 14, 2022.

1	NAME OF REPORTING PERSONS B. Riley Principal 150 Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 72,506,849 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 10-Q filed on November 14, 2022.

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,184,152(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,184,152(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,184,152(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3 of this Amendment).

(2)	Consists of 11,028,151 shares held directly by B. Riley Principal Investments, LLC (“BRPI”). BRPI is the managing member of B. Riley 150 Sponsor Co. LLC (“Sponsor”) and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,849 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 10-Q filed on November 14, 2022.

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 11,184,152(1)(2)
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 11,184,152(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,384,152(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3 of this Amendment).

(2)	Consists of 11,028,151 shares held directly by B. Riley Principal Investments, LLC (“BRPI”). BRPI is the managing member of B. Riley 150 Sponsor Co. LLC (“Sponsor”) and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,849 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 10-Q filed on November 14, 2022.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 5, 2021 (the “Schedule 13D”) with the Securities and Exchange Commission as so amended by Amendment No. 1 filed on July 29, 2022, relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of FaZe Holdings Inc. (“FAZE”), a Delaware corporation (the “Issuer”), by B. Riley Financial, Inc. (“BRF”), a Delaware corporation, B. Riley Principal Investments, LLC (“BRPI”), a Delaware limited liability company, B. Riley Principal 150 Sponsor Co., LLC (“Sponsor”), a Delaware limited liability company, and Bryant R. Riley (“Bryant R. Riley”, and together with BRF, BRPI, and Sponsor, the “Reporting Persons”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Item 3 of the Schedule 13D are hereby amended to add the following:

On December 6, 2022, the Sponsor distributed the 4,312,500 shares of Common Stock to its members and to BRPI for no consideration.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER. Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. Calculations of the percentage ownership of the Common Stock is based on a total of 72,506,849 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 10-Q filed on November 14, 2022.

Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2022

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY PRINCIPAL 150 SPONSOR CO., LLC

By: B. RILEY PRINCIPAL INVESTMENTS, LLC, its Managing Member

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman[1] Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt[2] Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Alan N. Forman directly owned 7,500 shares of Common Stock. The aggregate purchase price of the 7,500 shares of Common Stock that were purchased by Alan N. Forman with personal funds is approximately $75,000. Alan N. Forman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[2]	Per the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2022, Tammy Brandt directly owned 902,084 shares of Common Stock, which includes 838,485 shares over which Tammy Brandt has the right to acquire voting and dispositive power upon the exercise of stock options within 60 days after July 19, 2022.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
12/6/2022	Distribution to Members	(1,094,849)	$-	B. Riley Principal 150 Sponsor Co., LLC
12/6/2022	Distribution to BRPI	(3,217,651)	$-	B. Riley Principal 150 Sponsor Co., LLC
12/6/2022	Distribution from the Sponsor	3,217,651	$-	B. Riley Principal Investments, LLC